UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Interim Chief Financial Officer

As previously disclosed by HomesToLife Ltd (the “Company”), on October 1, 2025, Mr. Chew Kwang Yong (“Mr. Chew”) tendered notice of his resignation from the Company as the Company’s Chief Financial Officer (“CFO”), effective November 18, 2025, and the board of directors of the Company (“Board”) accepted the resignation.

On November 12, 2025, the Board approved the appointment of Mr. Zhengjie “Jeff” Chai (“Mr. Chai”) as the interim CFO of the Company, effective November 19, 2025. The Company continues its search of a new CFO.

Mr. Chai has served as the CFO and secretary of HTL Furniture Inc., a U.S. company which is a related party of the Company, since January 2024. Mr. Chai has also served as Regional VP of Finance for a few subsidiaries of the Company since January 2024. Mr. Chai was the CFO, secretary and VP of Finance and Operations of HTL Furniture Inc. from September 2020 to December 2023. Mr. Chai received his bachelor of science degree in Accountancy from Boise State University in 2004, a Master of Business Administration degree from Boise State University in 1999, and a bachelor of engineering in International Business and Automatic Control Engineering degree from Shanghai Jiao Tong University in 1994. Mr. Chai is a licensed Certified Public Accountant.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife LTD

Date: November 14, 2025	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

3